Exhibit 12

ONEOK, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
(Unaudited)	2017		2016		2015		2014		2013
	(Thousands of dollars)
Fixed charges, as defined
Interest on long-term debt	$436,069		$438,915		$432,234		$380,441		$374,520
Other interest	44,041		32,385		13,330		4,127		10,397
Amortization of debt discount, premium and expense	11,057		8,943		7,795		6,652		7,064
Interest on lease agreements	1,149		1,150		962		275		1,494
Total fixed charges	492,316		481,393		454,321		391,495		393,475
Earnings before income taxes and undistributed income of equity method investees	1,049,460		958,659		670,762		854,181		709,825
Earnings available for fixed charges	$1,541,776		$1,440,052		$1,125,083		$1,245,676		$1,103,300
Ratio of earnings to fixed charges	3.13	x	2.99	x	2.48	x	3.18	x	2.80	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consists of pretax income from continuing operations before adjustment for income or loss from equity investees plus fixed charges and distributed income of equity investees, less interest capitalized. “Fixed charges” consists of interest charges, the amortization of debt discounts and issue costs and the representative interest portion of operating leases.